

November 10, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

Re: American International Group, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

AGF Sale, page 113

1. Please disclose the factors that led to an estimated pre-tax loss of $1.9 billion related to AGF and quantify the components of this loss, such as the write-off of AGF's intangible assets. In addition, tell us why you believed that the assumptions underlying your prior impairment assessments for these assets were reasonable.

Nan Shan Transaction, page 114

2. You assert that the proceeds from the expected sale of Nan Shan will approximate the previous sale amount. Please tell us why you believe this conclusion is reasonable and how it considers recent experiences in selling AGF, AIG Edison and AIG Star.

Critical Accounting Estimates

Goodwill Impairment, page 176

3. The fair value of the AIG Star and AIG Edison exceeded book value at March 31, 2010 by 51%. Please disclose the factors that caused the recent change in the fair value for these entities, which resulted in a $1.3 billion goodwill impairment charge in the third quarter of 2010, and tell us why you believed that the prior assumptions used to determine fair value for these entities were reasonable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant